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                                                 June 16, 1997

AMC Entertainment Inc.
Special Board Committee
106 West 14th Street
Kansas City, Missouri  64141-6615

Durwood, Inc.
106 West 14th Street
Kansas City, Missouri  64141-6615

Dear Sirs:

         You have requested our opinion concerning the qualification of the merger described below as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986 (the "Code") and the related matters referred to below.

         For the purposes of rendering this opinion, we have reviewed the following documents:

         1. Stipulation and Agreement of Compromise and Settlement, dated October 10, 1996, providing for the settlement of the civil action IN RE AMC SHAREHOLDER


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                                         -2-

    LITIGATION (Consolidated Civil Action No. 12855), in the Court of Chancery of the State of Delaware in and for New Castle County (the "Derivative Action Settlement Agreement");

         2. Durwood Family Settlement Agreement, entered into as of January 22, 1996, by and among Stanley H. Durwood, individually, as Trustee of the Durwood, Inc. Voting Trust dated December 12, 1992, as amended and as Trustee of the Stanley H. Durwood Trust Agreement dated August 14, 1989, as amended (the "SHD Trust"), Carol H. Journagan, Edward D. Durwood, Thomas A. Durwood, Elissa D. Grodin, Brian H. Durwood and Peter J. Durwood;

         3. Agreement and Plan of Merger, made as of March 31, 1997, between Durwood, Inc., a Missouri corporation, and AMC Entertainment, Inc., a Delaware corporation ("AMCE") (the "Merger Agreement");

         4.   The Restated and Amended Certificate of Incorporation of AMCE;

         5. Stock Agreement between AMCE and the persons who are parties to the Durwood Family Settlement Agreement and Delta Properties, Inc., which is attached as Exhibit B to the Merger Agreement (the "Stock Agreement");

         6. Registration Agreement between AMCE and the persons who are parties to the Durwood Family Settlement Agreement and Delta Properties, Inc., which is attached as Exhibit C to the Merger Agreement (the "Registration Agreement");

         7. Indemnification Agreement between AMCE and the persons who are parties to the Durwood Family Settlement Agreement and Delta Properties, Inc., which is attached as Exhibit D to the Merger Agreement (the "Indemnification Agreement");

         8. DI-Premerger Action Plan attached as Exhibit A to the Merger Agreement; and

         9. The Proxy - Information Statement/Prospectus of AMC Entertainment Inc. and Durwood, Inc. relating to the merger (the "Proxy Statement")
included in the S-4 Registration Statement (File No. 333-25755) filed by AMCE (the "Registration Statement").


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         With your permission, we have not made any further investigation of the facts relating to the proposed merger. Based on our review of the documents listed above, our understanding of the facts is set forth below.

FACTS

         Durwood, Inc., a Missouri corporation, has issued and outstanding 120,000 shares of Class A Stock (the "DI Class A Stock") and 40,784 shares of Class B Stock (the "DI Class B Stock"). The DI Class A Stock is entitled to preferred dividends and has a preference in liquidation of the corporation. The DI Class B Stock is entitled to a participation in dividends while the preferred dividends on the DI Class A Stock are being paid, and is entitled to all dividend distributions after the preferred dividends on the DI Class A Stock have been satisfied. Each share of DI Class A Stock and DI Class B Stock is entitled to one vote.

         The DI Class A Stock is owned entirely by the SHD Trust,(1) except for 500 shares which are owned by Harvard

------------------------

(1) The registered owner of these shares of DI Class A Stock is actually Stanley H. Durwood, as trustee of the 1992 Durwood Voting Trust (the "Voting Trust"). All of the voting trust certificates issued by the Voting Trust, representing beneficial ownership of the shares of DI Class A Stock held by the Voting Trust, are held by the SHD Trust.


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                                         -4-

College. All of the DI Class B Stock is currently owned by American Associated Enterprises, a Missouri limited partnership ("AAE"). The partners of AAE are the following:

           The SHD Trust
           Carol H. Journagan
           Edward D. Durwood
           Thomas A. Durwood
           Elissa D. Grodin
           Brian H. Durwood
           Peter J. Durwood

         Durwood, Inc. has four wholly-owned subsidiaries: Crosstown Development, Inc., Kansas City Downtown Redevelopment Corporation, Delta Properties, Inc. and Entertainment Properties, Inc. Each of these corporations is incorporated in Missouri and has a single class of common stock outstanding.

         In addition to the four subsidiaries described above, Durwood, Inc. owns shares of AMCE. AMCE has outstanding approximately 6,549,489 shares of Common Stock and 11,157,000 shares of Class B Stock. The dividend and liquidation rights of each of such classes of stock are identical. Class B Stock generally is entitled as a class to elect 75% of the board of directors and to vote as a class with holders of the Common Stock on other matters, with each share of Class B Stock being entitled to ten votes per share and each share of Common Stock being entitled to one vote per share. Holders of the Common Stock generally are entitled to



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elect 25% of the board of directors.  All of the Class B Stock is owned by
Durwood, Inc., and 2,641,951 shares of Common Stock are also owned by Durwood, Inc. The remaining shares of AMCE Common Stock are owned by the public. Each share of AMCE Class B Stock is convertible at the option of the holder into one share of AMCE Common Stock. AMCE also has outstanding 3,323,600 shares of $1.75 Cumulative Convertible Preferred Stock, which is owned by the public.

         During 1993, two derivative actions (the "Delaware Actions") were instituted in the Court of Chancery of the State of Delaware by stockholders of AMCE alleging gross mismanagement, various breaches of fiduciary duty, waste of assets and constructive fraud in connection with, among other things, certain services provided by AAE to AMCE and other transactions involving affiliates of AMCE. Among the defendants named in these actions were Stanley H. Durwood and Edward D. Durwood, who are members of the Durwood family who served as members of the Board of Directors of AMCE.

         Pursuant to the Derivative Action Settlement Agreement, the Durwood Family Settlement Agreement, the Merger Agreement, the Stock Agreement, the Registration Agreement and the Indemnification Agreement, the following transactions are proposed to occur:


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         1.   AAE will be liquidated, and the partners of AAE will receive as liquidating distributions DI Class B Stock as follows:

              Partner                            No. of Shares
              -------                            -------------

         SHD Trust                                 4,818.4664
         Carol H. Journagan                        5,994.2556
         Edward D. Durwood                         5,994.2556
         Thomas A. Durwood                         5,994.2556
         Elissa D. Grodin                          5,994.2556
         Brian H. Durwood                          5,994.2556
         Peter J. Durwood                          5,994.2556

         2. Contemporaneously with or prior to the transaction described in Step 1 above, Crosstown Development, Inc., Kansas City Downtown Redevelopment Corporation and Entertainment Properties, Inc. will each be merged into Delta Properties, Inc., with Durwood, Inc. retaining 100% ownership of the stock of the surviving entity. In addition, Durwood, Inc. will transfer to Delta Properties, Inc. all of its assets other than the shares it holds in AMCE, and Delta Properties, Inc. will, in connection with that transfer, assume certain of the liabilities of Durwood, Inc. Following these transactions, all of the outstanding stock of Delta Properties, Inc. will be distributed by Durwood, Inc. to its stockholders. Each stockholder of Durwood, Inc. will receive a number of shares of Delta Properties, Inc. that is in the same proportion to the total shares of Delta Properties, Inc. to be distributed as the number of AMCE shares issued to such


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                                         -7-

stockholder in the AMCE Merger (described below) bears to the total number of AMCE shares issued to all Durwood, Inc. stockholders in the AMCE Merger.

         3. Durwood, Inc. will convert 6,141,343 shares of AMCE Class B Stock into an equal number of shares of AMCE Common Stock.

         4. Durwood, Inc. will then merge with and into AMCE in a statutory merger pursuant to the corporation laws of Missouri and Delaware, with AMCE being the surviving corporation (the "AMCE Merger"). In the merger, the stock of AMCE held by Durwood, Inc. will be cancelled and AMCE will issue to each of the stockholders of Durwood, Inc. the number of shares of AMCE Stock set forth below:

              Durwood, Inc.                 No. of Shares
               Shareholder                  of AMCE Stock
              -------------                 -------------

         AMCE Class B Stock:

              SHD Trust                          5,015,657

         AMCE Common Stock:

              Carol H. Journagan                 1,461,203
              Edward D. Durwood                  1,461,203
              Thomas A. Durwood                  1,461,203
              Elissa D. Grodin                   1,461,203
              Brian H. Durwood                   1,461,203
              Peter J. Durwood                   1,461,203
              Harvard College                       16,071

         Fractional shares will not be issued. But for this restriction, each of the Durwood, Inc. Common Shareholders listed above (other than Harvard College) would receive an



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additional 5/6th of a share of AMCE Common Stock.  In lieu thereof, AMCE will pay cash to each such Durwood, Inc. Common Shareholder of an amount equal to 5/6ths of the average of the high and low trading prices for AMCE Common Stock on the trading day immediately preceding the Effective Time (as defined below).

         5. Of the 13,798,946 shares of AMCE Class B Stock and Common Stock to be issued in the AMCE Merger, 3,000,000 shares of AMCE Common Stock are expected to be sold pursuant to an underwritten secondary offering of such shares. 2,500,000 of such shares will be sold by the shareholders other than Harvard College and the SHD Trust, and 500,000 will be sold by the SHD Trust.
It is anticipated that this offering will occur within 12 months of the closing of the AMCE Merger. The shareholders may at their option increase the number of shares sold in the secondary offering so long as the number sold does not exceed 5,000,000 shares. In addition, members of the Durwood family may make gifts to charitable organizations or trusts of shares issued in the AMCE Merger. The shareholders have agreed that for a period ending 3 years after the date of the merger they will not sell shares of AMCE in a transaction exempt from the registration requirements of the Securities Act of 1933 (other than in broker's transactions), unless AMCE is first given the


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opportunity to purchase all of the shares sold at the same price.

         In addition, pursuant to a procedure set forth in the Derivative Action Settlement Agreement, two new independent directors have been elected to the board of AMCE. Following the completion of all of the transactions described above, all claims against the defendants in the Delaware Actions will be released.

         In the Stock Agreement, each stockholder of Durwood, Inc. represents and warrants to AMCE that there is no plan or intention, and as of the effective time of the merger of Durwood, Inc. into AMCE under the Merger Agreement (the "Effective Time") there will be no plan or intention, by such stockholder to sell, exchange or otherwise dispose of a number of shares of Common Stock or Class B Stock received in the AMCE Merger that would reduce the aggregate ownership by such stockholder of Common Stock or Class B Stock, as the case may be, received in the AMCE Merger to a number of shares equal to less than 50% of the total number of shares of Common Stock or Class B Stock, as the case may be, received by such stockholder in the AMCE Merger. Moreover, each such stockholder covenants that for a period of two years from the Effective Time of the AMCE Merger, he, she or it will not sell, exchange or otherwise dispose of a number of shares of


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                                      -10-

Common Stock or Class B Stock received in the AMCE Merger that would reduce the aggregate ownership by such stockholder of Common Stock or Class B Stock, as the case may be, received in the AMCE Merger to a number of shares less than 50% of the total number of shares of Common Stock or Class B Stock, as the case may be, received by such stockholder in the AMCE Merger(2). In the case of the SHD Trust,the minimum number of shares that must be retained is increased by an amount equal to the sum of (x) 65% of the number of shares of AMCE Common Stock received by Harvard College in the AMCE Merger, plus (y) the Specified Percentage (as defined below) of the total number of shares of AMCE Common Stock and Class B Stock issued in the AMCE Merger.

          In the Indemnification Agreement, each stockholder of Durwood, Inc. agrees to provide AMCE with the information relating to such stockholder necessary to complete the

--------------------------

 (2) This 50% limitation may be exceeded by a DI stockholder owning AMCE Common Stock if another DI stockholder agrees by written instrument reasonably satisfactory to AMCE to reduce the number of shares of Common Stock such other stockholder is permitted to sell by a like number of shares and all other stockholders consent in writing thereto. This exception to the 50% limitation does not apply to the AMCE Class B Stock issued in the AMCE Merger.



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registration statement and proxy statement to be filed with the Securities
Exchange Commission with respect to the AMCE Merger, and agrees to indemnify AMCE for damages arising from any untrue statement or any material omission that was made in reliance upon the information so provided. Stanley Durwood and the SHD Trust agree to provide AMCE with the information relating to Durwood, Inc. and its subsidiaries (other than AMCE) and AAE necessary to complete the registration statement and proxy statement to be filed with the Securities Exchange Commission with respect to the AMCE Merger, and agree to indemnify AMCE for damages arising from any untrue statement or any material omission that was made in reliance upon the information so provided. In addition, Stanley Durwood and the SHD Trust agree to indemnify AMCE for damages arising from any breach of representation or warranty contained in the Merger Agreement and for losses resulting from any liabilities or obligations of Durwood, Inc.

          Each stockholder of Durwood, Inc. agrees to place 50% of the shares received in the AMCE Merger in escrow for a period of approximately two years following the Effective Time. In the case of the SHD Trust, this amount is increased by an amount equal to the sum of (x) 65% of the number of shares of AMCE Common Stock received by Harvard College in the AMCE Merger, plus (y) the Specified Percentage (as defined


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below) of the total number of shares of AMCE Common Stock and Class B Stock issued in the AMCE Merger.

          Certain of the obligations of Stanley Durwood and the SHD Trust (the "SHD Indemnitors") to make payments under the Indemnification Agreement, as well as certain of their obligations under the Stock Agreement and the Registration Agreement, are net of any tax benefit AMCE realizes as a result of the utilization of Durwood, Inc.'s alternative minimum tax credit carryovers for federal income tax purposes and net operating loss carryovers for Missouri income tax purposes. If at the end of the escrow period (I.E., the March 31 following the second anniversary of the closing of the AMCE Merger) such a tax benefit has been realized by AMCE and not offset against indemnification obligations, then the amount of such benefit (hereafter a "Credit Amount") shall be paid to the SHD Indemnitors. In addition, if such benefits are realized after the escrow period, the Credit Amount related thereto shall also be paid to the SHD Indemnitors. The "Specified Percentage" means a percentage equal to the product of (A) a fraction determined by dividing (x) the parties' estimate of the value of the tax benefits described above, by (y) the value of all AMCE shares issued in the AMCE Merger plus the value determined in clause (x), times
(B) 1.25.


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          The Board of Directors of AMCE appointed a Special Committee composed of two directors who are neither members of the Durwood family nor employees of AMCE to consider and review the proposed merger, negotiate its terms and make a recommendation thereon. The management of AMCE has represented to us that the Special Committee determined that the AMCE Merger will serve the valid business purposes of AMCE, since it simplifies the corporate structure of AMCE, increases the voting interests of unaffiliated stockholders of AMCE, and is a necessary step toward the underwritten secondary offering, which will benefit AMCE by increasing the float and liquidity of the AMCE Common Stock. We also note that the Merger was part of preliminary discussions relating to the settlement of derivative litigation initiated by certain shareholders of AMCE addressed to the conduct of Durwood, Inc., AAE and members of the Durwood family, among others, with respect to the business affairs of AMCE. This settlement is the subject of the Derivative Action Settlement Agreement, which was executed on October 10, 1996, after the negotiation of the terms of the Merger were substantially completed and the Special Committee had substantially concluded its analysis of the benefits of the AMCE Merger to the Company. The Derivative Action Settlement Agreement is conditioned on the consummation of the AMCE Merger.

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          We also understand that if the AMCE Merger is consummated, AMCE will bear 50% of its own expenses in the AMCE Merger, with the other 50% being paid by Stanley Durwood, the SHD Trust and Delta Properties, Inc. If the AMCE Merger is consummated, but the underwritten secondary offering is not consummated, Stanley Durwood, the SHD Trust and Delta Properties, Inc. will pay all of AMCE's expenses in the AMCE Merger, and will make a $2 million payment to AMCE. AMCE will not bear any expenses of Durwood, Inc.

          We have assumed that all of the Agreements referred to above will be duly executed and performed in accordance with their terms and that the AMCE Merger will be carried out in accordance with the terms of the Agreement and Plan of Merger referred to above.

          Based upon the foregoing, it is our opinion that for federal income tax purposes:

          1. Durwood, Inc. will recognize no taxable income, gain or loss upon its conversion of 6,141,343 shares of AMCE Class B Stock into shares of AMCE Common Stock;

          2. AMCE will recognize no taxable income, gain or loss with respect to its issuance of shares of AMCE Common Stock upon such conversion;


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          3.   the AMCE Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code;

          4. Durwood, Inc. and AMCE will be parties to the reorganization effected by the AMCE Merger;

          5. except as specified in 8 below, no taxable income, gain or loss will be recognized to Durwood, Inc., AMCE, the shareholders of AMCE or the shareholders of Durwood, Inc. as the result of the AMCE Merger, except to the extent of any cash received by the SHD Trust in respect of Credit Amounts pursuant to the Indemnification Agreement, which will be treated as "boot" taxable to the SHD Trust under Section 356 of the Code;

          6. the tax basis of the shares of AMCE Common Stock and AMCE Class B Stock received in the AMCE Merger by a shareholder of Durwood, Inc. will be equal to the tax basis of the Durwood, Inc. shares exchanged therefor;

          7. the holding period for the shares of AMCE Common Stock and Class B Stock received in the AMCE Merger by a shareholder of Durwood, Inc. will include the holding period of the shares of Durwood, Inc. exchanged in the AMCE Merger; and

          8. shareholders of Durwood, Inc. who receive cash with respect to fractional shares will be treated as


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     having received such fractional shares pursuant to the Merger and then as having sold those fractional shares in the market for cash. Such shareholders will recognize gain or loss with respect to such fractional shares in an amount equal to the difference between the tax basis allocated to such fractional shares (as determined under 6 above) and the cash received in respect thereof.

          We point out that, on December 13, 1994, the Internal Revenue Service (the "Service") announced that it is studying the tax treatment of transactions similar to the AMCE Merger. To date, the Service has not issued any regulations, rulings or other pronouncements as a result of this study. However, this may result in the issuance of regulations, rulings or other pronouncements by the Service which, if applied retroactively, would alter the opinion expressed herein.

          We have assisted in the preparation of the section headed "Certain Federal Income Tax Consequences" in the Proxy Statement. We are of the opinion that the material Federal income tax consequences of the AMCE Merger are as set forth in such section, subject to the qualifications stated therein.

          We disclaim any opinion on any other matter. This opinion is intended solely for the use of AMCE and Durwood,

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Inc. and may not be furnished to any other person or entity without our express prior written consent.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references made to this firm in such Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

          This opinion is based upon the Code, its legislative history, existing and proposed regulations thereunder, published rulings, pronouncements and court decisions, all as in effect as of the date hereof and all subject to change.

                                        Very truly yours,


                                        /s/ CHADBOURNE & PARKE LLP